Ournett Holdings, Inc.
122 East 42nd Street
New York, NY 10168
Tel: (212) 986-1544

September 6, 2016

VIA EDGAR PRIVATE CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Emily Drazan, Attorney Advisor

Re:

Ournett Holdings, Inc.

Preliminary Information Statement Pursuant to Section 14(C) of the Securities Exchange Act of 1934, filed on August 29, 2016
File No. 000-55427

Dear Ms. Drazan:

Thank you for speaking with our counsel on Thursday, September 1, 2016.

On August 29, 2016, Ournett Holdings, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, its Preliminary Information Statement on Schedule 14C (File No. 000-55427) (the “Preliminary Information Statement”).

This letter sets forth certain additional analysis and information in response to questions of the staff (the “Staff”) of the Division of Corporation Finance of the Commission relating to the Preliminary Information Statement as telephonically conveyed to our counsel by you. For ease of reference, we have restated your questions above each response. Capitalized terms used but not defined herein have the meaning defined in the Preliminary Information Statement.

Comment 1. We note your disclosure that stockholders holding a majority of the voting power of the Company approved by written consent the actions outlined in the Preliminary Information Statement. Please specify who provided written consent for these actions and each consenting stockholder’s respective share ownership.

The Amendments to the Company’s Articles of Incorporation to accomplish the Capital Stock Reorganization and the Reverse Split (such actions referred to collectively herein as the “Capital Restructuring”) were approved by a written consent of six (6) stockholders of the Company whose ownership constitutes in the aggregate 50.89% of the issued and outstanding shares of the Company voting stock.

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Ms. Drazan, Attorney Advisor	Ournett Holdings, Inc. Preliminary Information Statement 14(C) Filed August 29, 2016 - File No. 000-55427 September 6, 2016 Page 2

The following table identifies the six (6) consenting stockholders and lists their respective ownership of the Pre-Reorganization Common Stock (collectively, the “Consenting Stockholders”). The respective percentages of stock ownership have been determined by reference to the 42,662,440 shares of Pre-Reorganization Common Stock outstanding.

Name of Consenting Stockholder	Pre-Reorganization Common Stock Beneficially Owned	Ownership Percentage
Pablo Alonso Garcia	11,970,000	28.06%
Fernando Koatz	2,812,500	6.59%
Santiago Pijuan	4,500,000	10.55%
Ruperto Serra Roldos	990,000	2.32%
Jusep Corominas	990,000	2.32%
David Vara	450,000	1.05%
Total Shares	21,712,500	50.89%

Total Shares Outstanding as of August 1, 2016	42,662,440	100.00%

Comment 2. Please explain the basis on which you have relied upon Rule 14a-2(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the underlying facts and circumstances in respect of how the solicitation came about.

Exchange Act Rule 14a-2(b)(2) provides that a solicitation made otherwise than on behalf of a registrant where the total number of persons solicited is no more than ten (10) persons is exempt from the proxy solicitation rules and procedures.

Mr. Alonso Garcia is a stockholder of the Company who does not serve as an officer or director of the Company. As described in further detail below, Mr. Alonso Garcia alone made the solicitations which resulted in the filing of the Preliminary Information Statement.

By way of background to the matters leading up to the filing of the Preliminary Information Statement, the Company has over the past six months been running very low on operating capital. The Company has no revenues and the Board of Directors has not been successful in raising new capital to enable the Company to pursue its business plan.

Mr. Alonso Garcia took it upon himself to discuss potential funding of the Company with prospective third-party investors and other funding sources. The potential investors and funders advised him that they would not invest or otherwise provide any funds to the Company under the current share capital structure.

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Ms. Drazan, Attorney Advisor	Ournett Holdings, Inc. Preliminary Information Statement 14(C) Filed August 29, 2016 - File No. 000-55427 September 6, 2016 Page 3

Mr. Alonso Garcia subsequently initiated discussions with the five other major stockholders to seek their support in respect of the restructuring the share capitalization of the Company. After assessing several concepts proposed by Mr. Alonso Garcia to create a new capital structure that could possibly be acceptable to prospective new investors and funders, the five other major stockholders indicated they would support the Capital Restructuring in the version that was ultimately presented in the Preliminary Information Statement.

Mr. Alonso Garcia advised the Board of Directors on a regular basis during the course of his development of various concepts on how he intended to propose and accomplish the recapitalization (3 of the Consenting Stockholders are also members of the Board of Directors). Mr. Alonso Garcia formally obtained the written consent of the six Consenting Stockholders on July 29, 2016.

In deference to the will of the holders of a majority of the Company’s outstanding voting stock, as evidenced by the action of the Consenting Stockholders, the entire Board of Directors then adopted resolutions pursuant to the requirements of applicable state law in order to validly initiate the Capital Restructuring process. Responsive to the action of the Consenting Stockholders, the officers of the Company were instructed by the Board of Directors to take the requisite corporate actions necessary to accomplish the Capital Restructuring (including the filing of the Preliminary Information Statement).

We note that Mr. Alonso Garcia, at his own volition and not at the request of the Board of Directors or as an agent of the Board of Directors or the Company, was the sole person who initiated the Capital Restructuring process and the sole person who contacted and solicited the Consenting Stockholders. By July 29, 2016, the Company had received the written consent of Consenting Stockholders holding an aggregate of 21,712,500 shares of our Pre-Reorganization Common Stock, representing 50.89% of our outstanding shares. The Board of Directors did not solicit any consents and did not authorize any third party to solicit consents on behalf of the Company for the Capital Restructuring. At no time was Mr. Alonso Garcia delegated with any authority to act on behalf of the Board of Directors or the Company. There was no soliciting material created, such as proxy solicitation scripts. The consent of the six Consenting Stockholders was obtained as the result of an undertaking by Mr. Alonso Garcia, acting as a single existing stockholder, acting on his own behalf and in his own interest. To the extent of our knowledge, no persons were solicited by Mr. Alonso Garcia who did not consent to the Capital Restructuring.

In light of the facts and circumstances, we are of the view that the solicitations made by Mr. Alonso Garcia were otherwise than on behalf of a registrant and the total number of persons solicited was no more than ten (10) persons. As such, we conclude the solicitations by Mr. Alonso Garcia were made in valid reliance on Rule 14a-2(b)(2) and were thus exempt from the proxy solicitation rules and procedures. In reliance thereof, the Company therefore believes that the use of an Information Statement on Schedule 14C is the appropriate form for communication of the corporate actions to the Company’s stockholders.

[Signature Page Follows]

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Ms. Drazan, Attorney Advisor	Ournett Holdings, Inc. Preliminary Information Statement 14(C) Filed August 29, 2016 - File No. 000-55427 September 6, 2016 Page 4

The Company hereby acknowledges that in connection with the Preliminary Information Statement: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, please allow me to express my appreciation of your attention and prompt resolution of this matter. Should you have any questions or comments with respect to the Preliminary Information Statement or this letter, please contact our counsel, Travis L. Gering, Esq. of Wuersch & Gering LLP, at 212-509-4723 or via e-mail travis.gering@wg-law.com.

Very truly yours,

/s/ Fernando Koatz
Fernando Koatz
Chief Executive Officer

cc:	Pablo Alonso Garcia
Travis L. Gering, Esq.